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            FORM 6-K

            SECURITIES AND EXCHANGE COMMISSION
            Washington, D.C.  20549



            REPORT OF FOREIGN ISSUER


            Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934




            For May 2, 1997




            NAM TAI ELECTRONICS, INC.
            (Registrant's name in English)




            Unit 9, 15/F, Tower 1
            China Hong Kong City, 33 Canton Road
            TST, Kowloon, Hong Kong


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NAM TAI ELECTRONICS, INC.                          CONTACT: WENDY L. WISEMAN
SUITE 530 - 999 WEST HASTINGS STREET                          P.R. SECRETARY
VANCOUVER, B.C.  CANADA  V6C 2W2
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831                            NEWS RELEASE
INTERNET WEBSITE: http://www.namtai.com


                NAM TAI ELECTRONICS, INC.  ANNOUNCES
              TERMINATION OF STOCK REPURCHASE PROGRAM

VANCOUVER, CANADA May 2, 1997 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ Symbol: NTAIF, TSE Symbol: NMT) today announced the termination of its stock repurchase program which was originally announced in accordance with SEC Rule 10b-18 on September 9, 1996 and continued on January 10, 1997 through The Toronto Stock Exchange. During the period September 11, 1996 to May 1, 1997 the Company purchased 274,500 of its outstanding capital stock at an average price of $9.46 per share.

Nam Tai is a full service contract manufacturer which provides hardware and software design, plastic moulding, component purchasing, assembly, quality control and shipping services to major original equipment manufacturers ("OEMs") from Japan and North America. The Company makes use of highly advanced technology at its ISO 9001 certified facilities in Shenzhen, China. It also maintains marketing and administrative operations in Hong Kong and Vancouver, Canada, respectively. The Company's electronic products include personal organizers, spell checkers, dictionaries, calculators and IC Card Readers as well as complex electronic subassemblies and components. The Company's customers include Canon, Casio, Citizen, Matsushita Battery, Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.




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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                            For and on behalf of
                            Nam Tai Electronics, Inc.

                            by
                            (S.d.) M.K. Koo
                            --------------------------
                            M.K. Koo, Chairman

Date: May 21, 1997